Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: March 30, 2016

The following updates to FirstMerit Corporation’s Employee Integration Portal internal website were made available to employees of FirstMerit Corporation on March 30, 2016.

Huntington

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Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/30/16 8:30 am est)

General

General Questions

Will the online bill payees and auto transfers currently set up on FirstMerit online banking convert and transfer all the information of payee account numbers and addresses to the new

Huntington online banking system? This was a huge problem when M&I Bank converted to BMO.

This is an important piece of the customer conversion. It is still early and Huntington is working toward a goal of converting the full bill payee information and auto transfers. Once Huntington has fully compared FirstMerit’s Online Banking to Huntington’s Online Banking, Huntington will provide an update.

Published: 3/30/16

Upon Conversion, will we have access to our personal and shared drives?

Yes. Documents in your individual or shared drives will be copied into the Huntington technology equivalent. Once copied, you will have full access to these documents.

Published: 3/30/16

You have answered questions on what type of computer system you use for tellers, consumer loans and credit cards. I am in the Managed Asset Department handling only commercial loans what system would we use?

Huntington uses many tools and systems for origination, portfolio management and booking of commercial loans.

Origination:

Bankers use one of 2 loan origination systems for commercial loans. Business Banking uses a vendor-built system that they call Velocity. It is on a Misys platform. All other teams use a Huntington-developed Lotus notes based Commercial Loan Origination System (CLOS).

Portfolio Management:

Tools include Moody’s Risk Analyst for customer statement spreading and a variety of Huntington-developed home grown tools that help with: commercial risk rating in Commercial Risk Rating System (CRRS), covenant and financial tracking in Portfolio Management Tracking System (PMTS), commercial real estate tracking in Property Tracking System (PTS), forecasting and reporting of criticized loans in Criticized Asset Reporting System (CARS).

Depending on certain parameters of a loan, a banker may also work with the collateral management services group (CMS) that leverages an industry tool called Stucky to help administer borrowing base/loan compliance for formula-based revolving lines of credit.

Booking:

Huntington uses a number of systems to house its commercial loans and leases depending on a variety of factors. The primary system used to book loans is AFS. However, certain specialty areas use other systems, as applicable, to better service the specific characteristics of those customers. Equipment Finance and the Huntington Public Capital group book loans and leases via the InfoLease system. Huntington Technology Finance uses Oracle. Letters of Credit and Trade finance opportunities are booked on IBSnet. Auto Finance floorplans are booked on Datascan. And, loans and leases where Huntington is the lead bank and the opportunity is syndicated are serviced via the ACBS system.

As a part of the integration planning, we will be evaluating the technology in use to determine what will be the right fit for the combined organization. As those decisions are made, we will communicate accordingly.

Published: 3/30/16

What happens if FirstMerit’s stock price increases over the agreed/published merger price? What impact would this have to the original merger agreement, if any?

In the merger, each outstanding share of FirstMerit common stock will be automatically converted into the right to receive 1.72 shares of Huntington common stock plus $5.00 in cash (collectively, the “merger consideration”). Although the cash consideration and the number of shares of Huntington common stock that each FirstMerit common shareholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Huntington common stock. Fluctuations of FirstMerit stock price are not expected to affect the merger consideration.

Additional details on the terms of the merger are available in the Form S-4 filed Friday, March 4 with the Securities Exchange Commission and available at http://huntington-ir.com/fin/other/hbanS4030416.htm.

Published: 3/28/16

Can you tell us yet which departments are expected to be part of the Akron and Flint operational hubs?

Huntington is working on that, and they don’t have a definitive answer yet. The teams are currently defining organizational structures and assessing staffing levels. After these questions are answered, Huntington will be able to make the best decisions about operational areas and specific locations. We’ll communicate those decisions as part of the overall talent selection process, which will be completed closer to regulatory approval.

Published: 3/28/16

Does Huntington match employee charitable giving (does it have a matching gift policy)?

Although Huntington does not have a matching gifts program, they do underwrite colleague participation in Pelotonia, a community event to end cancer. Since 2010, Huntington colleagues have delivered more than 81,000 hours of volunteer and board service and Huntington has made more than $38 million in philanthropic investments in the communities they serve. Huntington has a long history of supporting programs that are designed to enrich the community and create an environment where families and businesses can grow and thrive.

Published: 3/28/16

Is Columbus the only location where Huntington currently has IT staff?

Huntington has IT staff in a number of locations. The larger sites include Columbus and Bloomfield Hills, Michigan. Huntington also has a number of IT colleagues who work remotely from their home or another Huntington work location somewhere in their footprint. For those FirstMerit IT colleagues who join Huntington, Huntington will be working hard to keep them in their current work location.

Published: 3/23/16

What is the actually legal day one date?

We do not know the date of the transaction close at this time. This will depend upon when regulatory and shareholder approvals are received and other conditions to close are met.

Published: 3/17/16 (Misc-12)

What is Huntington’s policy for business travel using a car? I’m a field rep that travels 4 states calling on businesses for the bank. Currently we use our personal cars and get $.40 a mile. Do Huntington reps get mileage, company car or rentals?

When traveling on company business, employees have the option of using either their personal vehicle or a rental car. Employees making a round trip in excess of 250 miles are strongly encouraged to choose a rental car.

Employees who use their personal vehicles for company business will be reimbursed at the current rate ($0.34 a mile as of March 15, 2015) for any mileage in excess of their normal commute from home. The mileage reimbursement rate is evaluated every quarter.

Published: 3/16/16

Is all of IT outsourced at Huntington or just certain components like the help desk?

The majority of systems and support functions within Huntington’s IT area, including the Help Desk, are not outsourced. The PC break-fix function is the only area outsourced to a third party.

Published: 3/16/16

During the all employee call and town hall, it was mentioned that joining forces would allow for increased investments in digital, mobile, and online channels. Would you be able to elaborate as to what that actually means so I can better understand how we will better serve the customer?

Making the most of technology to become a faster, stronger and better bank for customers, colleagues, shareholders and communities is a strategic priority for Huntington. This includes improving the customer experience through various channels, including mobile and online banking. We will be able to share more about how the technology strengths of the two companies will be leveraged after the transaction closing.

Published: 3/16/16

Can you give us some details on how the PrivateBank and Wealth Trust Departments are structured currently at Huntington? Do they have offices throughout the footprint of Huntington?

Private Bank is structured with management and bankers located across the Huntington footprint with offices in Indiana (Indianapolis), Michigan (Detroit and Grand Rapids), Ohio (Akron/Canton, Cincinnati, Cleveland, Columbus, Dayton, Toledo and Youngstown), Pennsylvania (Pittsburgh), West Virginia (Charleston and Morgantown) and Florida (Naples). These teams also have service colleagues supporting them within their markets to ensure a local touch to the customer.

Huntington Wealth & Investment Management (which includes Trust) is similarly structured with Management, Trust Officers, Portfolio Managers, Wealth Advisors and Support staff located in these like markets.

Published: 3/16/16

Is there any opportunity to participate in discussions about merging best practices between the 2 companies? If so, how?

As a combined company, we will certainly want to take advantage of the vast amount of experience and best practices that exist between our two institutions. Integration/conversion best practices and ideas can be sent to our Integration Planning team, which is led by Julie Tutkovics. Business as usual best practices within a specific functional area can be passed up to the respective functional area managers so they can be shared with Huntington counterparts through the integration planning team so further discussions can take place.

Published: 3/16/16

Will Mr. Greig continue to work with other local CEOs on the recent leadership initiative with the University of Akron?

Paul continues to be CEO of FirstMerit until the transaction closes. Until then, he will continue to work with local CEOs in the University of Akron leadership initiative. It is premature to speculate on plans following the transaction’s closing.

Published: 3/4/16

Did Paul Greig intend to retire this year or was this the result of the acquisition?

Paul’s retirement from his position as chairman, president and CEO of FirstMerit is a result of the Huntington partnership. He will continue to consult with Huntington through the integration and beyond in order to ensure the combined organization makes full use of its strength, scale and market share.

Published: 3/4/16

Why is this agreement with Huntington taking place?

At closing, Huntington and FirstMerit are coming together in partnership to better serve our customers and communities. This new partnership brings together two companies with more than 150 years of serving the banking needs of consumers and small and middle market businesses across the Midwest.

Huntington was attracted to FirstMerit because of the high quality of your management team and employees, your strong commitment to customer service and your consistent performance over many years.

This combination will be creating a regional bank with even stronger market share, an enhanced portfolio of industry leading products and services, more scalable infrastructure, added customer conveniences and a shared track record of award-winning customer service.

Published: 1/26/16

Is this an expense management initiative?

Although this transaction will create efficiencies for both companies, our success will hinge on growth. Together, we will be stronger. By leveraging our synergies and combining our resources, this transaction will strengthen our market share and better position us for the future.

Published: 1/26/16

What are the next steps of this partnership?

Completing this transaction will require regulatory approvals, and we anticipate completing this transaction later this year, subject to customary closing conditions. We expect to complete the full integration in 2017.

Over the next several months, both companies will form integration planning teams to work together to identify our collective strengths – products, technology, processes and distribution channels – that will be maximized through our partnership after closing. Together, we will develop a comprehensive transition plan, with the goal to have a seamless, positive experience for employees, customers and other stakeholders.

Published: 1/26/16

What should we tell our customers about this transaction?

It is important to remember that it is business as usual for both Huntington and FirstMerit. Both banks will continue to operate as each has in the past. During this time, Huntington recognizes that FirstMerit’s customers will have questions about their banking relationship and eventual transition to Huntington. Please assure customers for now, it is business as usual, and the two firms will remain separate until closing. At that time, our business lines are well-matched for a smooth transition and seamless integration further deepening customer relationships.

Although we will be transitioning to a larger organization, our partnership will focus on delivering the responsive, genuine and personal service that both FirstMerit and Huntington are known for. Together, we will continue to look out for our customers with trusted advice and industry-leading products and services designed to make banking more convenient and easier to manage.

FirstMerit’s long track record as a successful business banking, middle-market and commercial banking partner aligns with and enhances Huntington’s capabilities. Customers will have access to additional products and services in specialty banking businesses, mezzanine finance and enhanced financial tools to grow their business. Both FirstMerit and Huntington have strong private banking strategies that position us to provide a high level of personal service throughout our markets.

Both Huntington and FirstMerit have been acknowledged for superior service and customer-friendly products by third-party organizations including JD Power, Greenwich Associates and Money Magazine. Combined markets will benefit from even larger-scale Small Business Administration lending deployment leveraging Huntington’s leading regional and national rank as a top SBA partner.

Customer and community partners can learn more about Huntington by visiting a special “Coming Together in Partnership” website: https://www.Huntington.com/HuntingtonandFirstMerit.

Published: 1/26/16

What will our combined footprint be?

Our new combined footprint will be larger, including Ohio, Michigan, Wisconsin, Illinois, Pennsylvania, Indiana, West Virginia and Kentucky.

Although the Illinois and Wisconsin markets are new for Huntington’s retail branches, Huntington’s successful Auto Finance business has been operating in those markets for several years. In addition, Huntington maintains a small group of Commercial employees in greater Chicago.

Published: 1/26/16

Will Huntington be maintaining a strong presence in Akron?

Huntington is committed to being an active employer and corporate citizen in FirstMerit’s current headquarters town and region. Huntington plans to maintain an operational hub in Akron.

Published: 1/26/16

Does Huntington stock pay a quarterly dividend?

Yes. Huntington pays a quarterly dividend on its common stock. The dividend paid in January 2016 was $0.07 per share.

Published: 2/16/16 (Stock-4)

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND

STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Huntington

Customer

Employee

Submit a

Microsite

Communications

Communications

Question

Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/30/16 8:30 am est)

Branches

Branch Questions

Will Huntington be closing any branches?

Yes. On March 10, as a part of a required regulatory filing, the two companies announced proposed consolidations or closings. Both companies’ branch distribution networks were carefully reviewed in the closing and consolidation evaluation in an effort to minimize the customer impact. The employees in those branches have been notified of the proposed closures/consolidations.

Published: 3/30/16

When will we find out what branches are closing?

On March 10, Huntington and FirstMerit took the next step in the merger process by filing applications with the appropriate banking regulatory agencies, the Federal Reserve and the Office of the Comptroller of the Currency. As part the filings, the two companies announced the proposed consolidations or closings of certain Huntington branches and FirstMerit branches. Both companies’ branch distribution networks were carefully reviewed in the closing and consolidation evaluation in an effort to minimize the customer impact. The employees in those branches have been notified of the proposed closures/consolidations.

Published: 3/30/16

Will we be converting to different PC operating systems or will we continue to use First Touch and Mocha?

Huntington’s current plan is to replace FirstMerit branch frontline systems with Huntington’s frontline account opening and customer data access systems. We will provide more information on the timing and training of these systems at a later time.

Published: 3/28/16

We have received a few questions regarding customers that have charge-offs at Huntington but are currently in good standing with FirstMerit. Can you tell us how this will be handled?

Customers with previous charge-offs at Huntington will not be handled any differently than other customers. Their account will be converted to Huntington.

Published: 3/16/16

Where does Huntington order their checks from and what does a basic order of checks cost? We are currently with Harland and they lowered the count to 100 checks from 120 but kept the same pricing.

Huntington also uses Harland and the count was similarly lowered to 100 with the same pricing. Huntington checks generally range from $19—$30 for 100 or $12 for a pack of 50.

Published: 3/16/16

Several customers are asking about check orders and account numbers. We have assured them that while our routing number may change, their account number will remain. We are guessing that FirstMerit checks will be honored until the customer runs out — or we be replacing all checks with Huntington ones?

Both routing and transit numbers and account numbers will change. However, FirstMerit checks will be honored until the customer runs out or on a date to be determined well after the conversion. We will communicate with customers well in advance of any changes.

Published: 3/16/16

When we become Huntington, will we still be able to use the banker system on the teller line? As Customer Champions, we are able to make incentive on the accounts that we open. Will we still have that opportunity with Huntington?

Tellers are very important to customer relationship management at Huntington! They do have access to the MAX customer management platform and Enterprise Sales and Service (called ESS) to support service to their customers. Tellers are a part of the Huntington Retail Incentive Plan. Each one has the opportunity to earn incentive for sales and service results.

Published: 3/16/16

What type of teller system does Huntington use?

Huntington recently introduced a new teller platform. It is one of the most advanced teller systems on the market today. It is browser-based and provides front counter image capture of customer transactions.

Published: 3/16/16

As our FirstTouch Teller and Host (DOS-based) systems are presumably going to be taken over by whichever software Huntington is using, are we aware of what that happens to be? Metavante or Teller Insight by any chance?

The vendor for Huntington’s Teller Platform System is Argo Data Resource Corporation. You’ll hear the Teller Platform System referred to as “Teller Platform” or by the initials “TPS.”

Published: 3/16/16

Will we be using the Huntington teller system? If so do they have deposit tickets?

After conversion, we will be using the Huntington Teller Platform System. Although paper deposit slips can be used, many of Huntington’s customers have appreciated the convenience of the virtual deposit tickets, which do not require preparation. If a customer comes in without a deposit slip, tellers use virtual tickets to process the transaction.

Published: 3/16/16

Please consider allowing branch managers to continue with single person openings. With the continued right sizing of our staffing models to better align with our needs at the branch to service our customers, as branch managers we find less time to prepare, organize, review, respond, etc. to team needs, reporting needs, customer inquiries etc. With that in mind I typically arrive at the branch at least an hour early to properly set a plan for the day. I know many other managers do the same thing.

Thanks for your suggestion. Huntington has not yet made any final decisions on branch procedures and policies. They will be reviewing them as a part of the integration over the next several months and will provide you with more information once those decisions have been made.

Published: 3/16/16

I am curious regarding the computer system Huntington uses for loans and deposit accounts. The FirstMerit vehicle is HOST.

Huntington’s mainframe system for deposits and consumer loans is called Hogan. They have several additional systems, including new ones to support home lending and credit card.

Published: 3/16/16

When will we begin to wear the new apparel? Will it be yet this year, or closer to 2017?

We are working now to determine the dates when we can allow access to the Huntington career apparel site and provide guidance on the timing to begin wearing new apparel. We do expect to have access in place so apparel can be ordered in advance of the need.

Published: 3/16/16

Will Huntington be keeping and extending its Apparel Allowance to FirstMerit employees after close?

The timing of the apparel allowance and access to the online ordering site will be coordinated so apparel can be ordered in advance of the need.

Published: 3/16/16

Will branch staff have time to buy branch apparel before they need to begin wearing them?

We are still determining the dates when FirstMerit employees will receive logins and access to the site. We expect to have this in place so apparel can be ordered in advance of the need.

Published: 3/16/16

Will branch staff receive a voucher towards purchasing new branch apparel?

When we are closer to closing, customer-facing employees will receive an apparel allowance, and a login for the Career Apparel online ordering site. The site is easy to use, and employees can spend their apparel allowance on a selection of items. Apparel guidelines will also be provided to ensure a common understanding of the expectations for wearing apparel.

Published: 3/16/16

How far in advance will we get the allowance to purchase Huntington apparel?

Huntington hasn’t set a specific date yet, but employees will have their allowance in time to order and receive apparel prior to the rebranding/systems conversion of their branches. This will allow employees to be wearing career apparel on day one after conversion.

Published: 3/16/16

Are we extending the Saturday hours for branches?

In general, most of Huntington’s traditional branches have the same hours Monday through Saturday and their in-stores offices Monday through Sunday. However, there are exceptions based on the branch’s location and the customer demand in the market. Final decisions on branch locations and hours have not yet been completed. We will let you know once those decisions have been made.

Published: 2/26/16

I noticed that the drive thru is open earlier than the lobby. Will we be doing the same?

In general, most branches/drive-thrus at Huntington have the same hours. However, there are exceptions based on the branch’s location and the customer demand in the market. Final decisions on branch locations and hours have not yet been completed. We will let you know once those decisions have been made.

Published: 2/26/16

What information is available about Huntington’s retail apparel?

In the Huntington apparel program, business professional pants, suits, skirts, belts and shoes must be black. Denim, khaki clothing or casual capri pants, shorts or cargo pants are inappropriate. Footwear that is outside of Huntington’s appropriate guidelines includes athletic shoes, slippers, moccasins, canvas/dockside shoes, flip flops, or thong-type sandals, and boots above the knee.

We are working now to determine the dates when we can allow access to the Huntington career apparel site, which includes the apparel guidelines. We do expect to have access in place so apparel can be ordered in advance of the need.

Published: 2/26/16

Will Huntington be closing any branches?

There will be some branch consolidations as a result of this transaction due to overlap in the current Retail branch network. In addition, in some markets, Huntington will be required to divest FirstMerit branches due to market concentration concerns. The extent of the divestiture is subject to regulatory review and approval.

Both companies’ branch distribution networks will be reviewed to determine how to give customers the most convenience and continued excellent customer service. However, no final decisions on which branches will be consolidated have been made. Huntington will proactively communicate branch consolidation information after those final decisions have been made.

In the meantime, it is important that both companies separately continue to provide a seamless experience for customers.

Published: 1/26/16

Tell me more about the branches that will be divested.

The extent of the divestiture including the particular branches is subject to regulatory review and approval.

Published: 1/26/16

Will our current branch hours change?

Huntington is currently evaluating all branch hours to ensure that they appropriately meet the needs of our customers. Once specific operating hours for each branch have been finalized, we will share that information with you. Many of Huntington’s traditional branches are open until 2 p.m. on Saturdays to better serve our customers.

Huntington also operates branches in select Meijer grocery stores in Michigan and select Giant Eagle grocery stores in Ohio. These branches are open 7 days a week.

Published: 1/26/16

Can you tell us about the job titles that are available in Huntington Retail branches?

Huntington’s job titles match up well with FirstMerit’s, but have slightly different names. The following job titles are available in our traditional Retail branches: Branch Manager 1, Branch Manager 2, Assistant Branch Manager, Personal Banker, Personal Banker—Senior, Teller Supervisor, Teller, Teller – Senior, and Float Teller.

The following job titles are available in our In-store Retail branches: Banking Manager In-Store, Banking Co-Manager In-Store, Personal Banker In-Store, Personal Banker Senior In-Store and Personal Banker Team Lead In-store.

Published: 1/26/16

Can you tell us about career apparel at Huntington?

Huntington’s “Welcome” culture thrives on a customer-centric brand, which includes award-winning career apparel for branch colleagues. After closing, FirstMerit employees will be provided with an allowance to purchase Huntington career apparel.

Published: 1/26/16

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND

STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Huntington

Customer

Employee

Submit a

Microsite

Communications

Communications

Question

Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/30/16 8:30 am est)

Product—General?

Product—General Questions

For FirstMerit employees that currently have loans with FirstMerit and have received a rate reduction, will the rate reduction remain in place if the employee transitions to Huntington as an employee? There is an addendum that is signed with the loan documents that states if the FirstMerit employee is no longer an employee of FirstMerit, the rate reduction will no longer apply and the rate will increase by the reduction that was originally provided.

Any employee transitioning to Huntington will keep the reduced rate. If an employee does not remain, the terms of the contract will be in force and the rate will adjust based on the contract terms.

Published: 3/30/16

A physician client asked me this: “With the First Merit/Huntington merger, how will that affect my business banking. Specifically, I have a large number of insurance companies that electronically transfer funds into my business account, and really do not want to have to go through the lengthy and time consuming process of changing that information with dozens of insurance companies with a multitude of insurance plans in each company. Not to mention the potential effect on cash flow.”

Huntington is still evaluating how FirstMerit and Huntington’s products and services line up. Huntington will not make any final decisions on transitioning accounts until a thorough review is completed. They do anticipate contacting FirstMerit business customers directly to provide them specific instructions on how their account details can be updated, including inbound and outbound ACH. We will let you know once those final decisions have been made.

Published: 3/28/16

Will our current account products (specifically Workplace Platinum and Employee checking accounts) AND their perks such as free safe box, free box of checks annually and annual fee on HELOC be grandfathered in and continue to be waived?

Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services, and they have not yet made any final decisions on transitioning accounts. We will let you know once those decisions have been made.

Published: 3/23/16

For FirstMerit employees that have deposit accounts that include special pricing and benefits, will the same benefits apply if those deposit accounts are transferred to Huntington and the FirstMerit employee transitions to Huntington as an employee?

Huntington does have deposit accounts for employees. We are currently comparing the employee account programs at both banks. We will be able to share the specifics of the employee deposit benefits when those decisions are made.

Published: 3/16/16

Will Huntington Bank honor the activation bonus of $150 for new checking account customers as well as pay the merit reward debit card transaction bonus for customers who opened accounts prior to conversion to Huntington Bank?

Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. However, Huntington will honor, and pay out as appropriate, any programs that a customer may qualify for prior to conversion. Final decisions on timing and whether to offer the program going forward have not been made. We will let you know once those decisions have occurred.

Published: 3/16/16

Does Huntington Bank offer HSA accounts to their customers?

Huntington offers Health Savings Accounts to customers through Optum Bank.

Published: 3/16/16

I just had a client call to ask if his new Private Banking Line of Credit will convert over to Huntington Bank. His question is that he has a plan to use the Line of Credit funds soon to start with the construction of a new home and his concern is that the Line of Credit will not be available to him after closing. Will this product be converted or at least grandfathered?

Huntington is in the process of aligning the private banking products and services of Huntington and FirstMerit. While there may be some feature and benefit differences, you should feel confident opening new FirstMerit PrivateBank Lines of Credit and having your clients draw on existing FirstMerit Lines of Credit.

Published: 2/26/16

What are we to tell FMER prospects and clients regarding the future of our Merchant Services capabilities? Can prospects that sign up as new clients now expect that there will be no change to their provider or service when integration is complete?

We fully expect there will be no change to First Data as a Merchant Services provider, and that the services clients are enrolled in will continue. As with any merchant banking relationship, the clients must be AML-BSA compliant and credit-worthy.

Published: 2/26/16

How does Huntington handle Merchant Services? What is the likelihood that the existing FirstMerit process will be retained through the integration?

Huntington uses First Data Merchant Services for its merchant processing and provides many of the available First Data products to its clients, including Clover, Perka, Insightics and others. The integration teams will evaluate available options for Merchant Services processing going forward.

Published: 2/26/16

Does Huntington have a lockbox product? Is it in-house or outsourced to another institution for processing?

Huntington provides a full suite of lockbox services to its clients, including Wholesale, Retail and Wholetail lockbox. Huntington owns and operates four in-house lockbox processing locations in Columbus, Cleveland, Cincinnati and Indianapolis.

Published: 2/26/16

Does Huntington have any accounts that would be similar to our Workplace Platinum accounts or do you have any accounts specified for senior citizens?

Huntington’s products and services support their FairPlay strategy. As a result, they provide Asterisk Free Checking, 24-Hr Grace, All Day Deposits, No Fee for ODP Transfers, and favorable rates and pricing across their products. These are offered to all of their customers. They don’t provide discounts or products for specific employers or customer segments, such as senior citizens.

Published: 2/26/16

What happens to our customers who sign up for a 12-month Rewards Master Card (or even the standard card)? Will the credit cards still be honored with the 0% APR for 12 months (or 6 on the standard) and the balance transfer at 0% within the first 30 days?

All introductory promotional APR offers will be honored to customers who have signed up for the FirstMerit credit card. Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. Huntington has not yet made any final decisions on existing credit card products, but we will let you know once those decisions have been made. In Huntington’s Voice Credit Card portfolio, they routinely provide a Balance Transfer offer for 12 months at 0% with a 3% one-time fee.

Published: 2/26/16

What will happen to their FirstMerit Credit Card once we become Huntington Bank? Will the FirstMerit Credit Card automatically turn into a Huntington Bank Credit Card?

Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. Final decisions on credit card products have not yet been made, but we will let you know once those decisions have been made.

Published: 2/26/16

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND

STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.